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                                 EXHIBIT (a)(1)




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                        [Wegener Corporation Letterhead]

                                                                     May 6, 2003


                 DO NOT ACCEPT RADYNE'S GROSSLY INADEQUATE OFFER
                            DO NOT TENDER YOUR SHARES


Dear Stockholders:

As you know, on April 23, 2003, Radyne ComStream Inc. and its wholly owned subsidiary, WC Acquisition Corp., commenced an unsolicited cash offer for all outstanding shares of Wegener Corporation at a price of $1.55 per share, subject to various terms and conditions.

It is important to understand that your Board of Directors takes very seriously its fiduciary duty to act in the best interests of Wegener and its stockholders and is committed to increasing stockholder value. WEGENER'S BOARD OF DIRECTORS UNANIMOUSLY DETERMINED THAT RADYNE'S OFFER IS GROSSLY INADEQUATE, UNFAIR AND NOT IN THE BEST INTERESTS OF WEGENER STOCKHOLDERS. IN REACHING ITS DECISION, THE BOARD RELIED UPON THE UNANIMOUS RECOMMENDATION OF A COMMITTEE COMPRISED OF NON-MANAGEMENT, INDEPENDENT BOARD MEMBERS FORMED SPECIFICALLY TO EVALUATE THE OFFER, AND WHICH THOROUGHLY REVIEWED THE OFFER WITH INDEPENDENT FINANCIAL ADVISORS REPORTING DIRECTLY TO THAT COMMITTEE.

             YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU
               REJECT THE RADYNE OFFER AND NOT TENDER YOUR SHARES

Wegener's Board recommends against the Radyne offer as being grossly inadequate and unfair to its stockholders based primarily on the following factors:

         - The written opinion of Morgan Keegan & Company, Inc. as financial advisor to the independent committee of the Board, that the $1.55 per share offer price is inadequate from a financial point of view.

         - The Board's belief that Radyne's offer would eliminate the ability of Wegener stockholders to participate in the future profits and value arising from the Company's prospects and execution of its business plan, particularly with regard to its new iPUMP(R), MediaPlan(R) and COMPEL(R) family of products, and products it has begun shipping into the high-definition television ("HDTV") market. The first of its iPUMP(R) family of products should begin shipping in the late summer or early fall 2003, and therefore the Company believes that its stockholders have yet to realize the value of its extremely intensive research and development effort.

         - The Board's belief that Radyne's offer relies too heavily on its premium to recent trading prices of Wegener common stock and significantly undervalues Wegener's near-term and long-term prospects. In particular, Wegener's board believes that stockholders will derive



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                  significantly more benefit, as compared to the Radyne offer, by permitting the Company to execute its current business plan, which management expects to result in significantly improved revenues and earnings as a result of the new products.

         - The Board's belief that Radyne's use of coercive tactics (including failing to wait for Wegener's board to consider Radyne's initial request to discuss a business combination and its filing of various lawsuits to impede Wegener's ability to adopt legally permissible protective measures in response to the hostile offer) and false and misleading statements regarding Wegener made by Radyne to the public are intended to facilitate Radyne's attempt to acquire Wegener at a price favorable to Radyne, but unfair to Wegener stockholders.

The Board believes that, based in part on the factors described above, the interests of Wegener stockholders would be best served by the Company executing its current business plan and remaining independent, and therefore the Board adopted the unanimous recommendation of the independent committee to reject Radyne's offer.

                YOUR BOARD BELIEVES THAT WEGENER'S BUSINESS PLAN
                         WILL ENHANCE STOCKHOLDER VALUE

Your Board believes that Wegener can significantly enhance value for its stockholders through the continued execution of its current business plan. As part of this plan, the Company believes it can unlock the potential of its new iPUMP(R), MediaPlan(R) and COMPEL(R) family of products. Management believes this suite of products is the only complete, end-to-end solution available today for networks and the digital content they distribute. This technology allows networks to store, manage and customize media so that it can be accessed at any time, not only when a broadcast is live. Management believes that Wegener provides the only solution with this depth of functionality available from a single source. The first of these complementary products has just reached the marketplace, and the others will follow in the near future.

The Board of Directors and management of Wegener are extremely optimistic about the Company's future. The new suite of products described above should have a significant near-term impact on revenues and earnings. The Board believes that by permitting the implementation and operation of Wegener's business plan, stockholders will benefit significantly more over time than by accepting Radyne's opportunistic offer, which is based solely on providing a premium to recent trading prices of Wegener's stock, and which ignores the value of Wegener's new products, its business plan and its potential for future growth and profits.

              WE BELIEVE THAT WEGENER'S BUSINESS PLAN WILL DELIVER
            GREATER VALUE TO WEGENER STOCKHOLDERS THAN RADYNE'S OFFER

The enclosed Schedule 14D-9 Solicitation/Recommendation Statement contains a detailed description of the reasons for your Board of Directors' recommendation and the factors considered by the Board, as well as details about the Company's strategic plan. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to the Board of Directors' recommendation.



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REMEMBER, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE
RADYNE OFFER AND NOT TENDER YOUR SHARES.

We greatly appreciate your continued support.

Sincerely,

/s/ Robert A. Placek
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Robert A. Placek
Chairman, President and Chief Executive Officer


Questions and requests for assistance or additional copies of the Schedule 14D-9 Solicitation/Recommendation Statement may be directed to:

                                   INNISFREE
                                M&A Incorporated

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                 Banks and Brokers call collect: (212) 750-5833
                    All others call toll free: (888) 750-5834



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